

NTS-Properties III
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

August 17, 2001

Dear NTS-Properties III Investor:

THE PURCHASE PRICE FOR NTS-PROPERTIES III

HAS BEEN INCREASED TO $300 PER INTEREST!

This price is higher than any offer we are aware of as of this date.

On June 25, 2001, NTS-Properties III, along with our affiliate, ORIG, LLC, offered to purchase for cash up to 200 of our outstanding limited partnership interests at a purchase price of $250 per interest. This offer is referred to in this notice as "our offer". We later amended the offer to $285 and increased the number of limited partnership interests we are willing to purchase to 2,000 interests. We sent an Amended and Restated Offer to Purchase to limited partners on July 30, 2001.

We have recently become aware that Equity Resources Group, Inc., which, along with its affiliates, previously made an offer to purchase interests, has raised the purchase price of its offer to $290 per interest. NTS-Properties III and ORIG are now increasing our purchase price from $285 per interest to $300 per interest. If all conditions to our offer are satisfied, payment for interests will be mailed on or about October 2, 2001. The expiration date of our offer will remain midnight Eastern Standard Time on September 25, 2001, unless extended. This transaction will be completed prior to year-end, therefore, if you tender in our offer your Schedule K-1 for the year 2001 will be your final K-1.

IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS TO NTS-PROPERTIES III AND ORIG, LLC, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE OF $300 PER INTEREST.

IF YOU HAVE TENDERED TO EQUITY RESOURCES AND WISH TO WITHDRAW AND RECEIVE OUR HIGHER OFFER OF $300 PER INTEREST, PLEASE CALL RITA MARTIN AT 1 (800) 928-1492 EXTENSION 544.

Please note that we will not impose any fees or expenses in connection with our offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, September 25, 2001 to receive the purchase price of $300 per interest.

We understand that the abundance of mail received in connection with tender offers can be very confusing. However, it is important that you carefully review all materials received before signing and returning documents. We are making every effort to respond promptly once we learn of offers from outside companies. **Our current offer of $300 per interest is the highest offer that we are aware of as of this current date**.

On July 18, 2001, Equity Resources Group and its affiliates sent their notice to limited partners offering to purchase their interests for cash at a purchase price of $275 per interest. On August 16, 2001, Equity Resources Group and its affiliates increased their price to $290 and extended the expiration date of their offer to August 30, 2001. We have a conflict of interest in connection with the Equity Resources Group offer because it competes with our offer. We are, therefore, remaining neutral and not expressing an opinion regarding the Equity Resources Group, Inc. offer. However, we wish to note that the increased purchase price of $300 per interest in our offer exceeds the Equity Resources Group offering price by $10 per interest.

Please note that the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to our offer. This notice should be read in conjunction with the Amended and Restated Offer to Purchase dated July 30, 2001 and the Letter of Transmittal sent with the original Offer to Purchase dated June 25, 2001.

Our offer will expire on September 25, 2001, unless extended. Payments will be mailed no later than October 2, 2001.

If you have any questions concerning this offer please call Rita Martin at 1 (800) 928-1492 extension 544.